As filed with the Securities and Exchange Commission October 8, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Virtus Dividend, Interest & Premium Strategy Fund

(Name of Subject Company (Issuer))

Virtus Dividend, Interest & Premium Strategy Fund

(Name of Filing Persons (Offeror))

Common Shares, Par Value $0.00001 Per Share

(Title of Class of Securities)

92840R101

(CUSIP Number of Class of Securities)

Kathryn L. Santoro

Vice President, Chief Legal Officer & Secretary for Registrant

One Financial Plaza

Hartford, CT 06103-2608

866-270-7788

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO originally filed by Virtus Dividend, Interest & Premium Strategy Fund (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on September 1, 2026.

Item 12.	Exhibits.

(a)(1)(i)	Issuer tender offer statement dated September 1, 2026*

(a)(1)(ii)	Form of letter of transmittal*

(a)(1)(iii)	Form of letter to brokers, dealers, commercial banks, trust companies, and other nominees*

(a)(1)(iv)	Form of letter to clients of brokers, dealers, commercial banks, trust companies, and other nominees*

(a)(1)(v)	Form of letter to shareholders*

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Text of press release dated and issued April 17, 2026*

(a)(5)(ii)	Notice of guaranteed delivery*

(a)(5)(iii)	Text of press release dated and issued September 1, 2026^

(a)(5)(iv)	Text of press release dated and issued October 6, 2026 (filed herewith)

(a)(5)(v)	Text of press release dated and issued October 7, 2026 (filed herewith)

(b)	None

(d)(1)	Standstill agreement by and among Virtus Investment Advisers, LLC, the Fund, and Saba Capital Management, L.P. dated April 17, 2026*

(g)	None

(h)	None

107	Filing fee table*

* Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on September 1, 2026.
^ Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on September 3, 2026.

Item 13.	Information Required by Schedule 13e-3

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

VIRTUS DIVIDEND, INTEREST & PREMIUM STRATEGY FUND

/s/ Kathryn L. Santoro
Name: Kathryn L. Santoro
Title: Secretary

Dated: October 8, 2026